CUSIP 460335201                                                                                                                                                                                                                      Page 1 of 7 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

International Speedway Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

460335201
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 460335201                                                                                                                                                                                                     Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vaughan Nelson Investment Management, L.P. 04-3304963
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,161,904
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,293,000
	8	SHARED DISPOSITIVE POWER 184,561
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,561 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) IA

CUSIP 460335201                                                                                                                                                                                                                            Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vaughan Nelson Investment Management, Inc. 04-3304959
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,161,904
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,293,000
	8	SHARED DISPOSITIVE POWER 184,561
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,561 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) HC

CUSIP 460335201                                                                                                                                                                                                               Page 4 of 7 Pages

Item 1(a).	Name of Issuer: International Speedway Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1801 W International Speedway Boulevard Daytona Beach, FL 32114
Item 2(a).	Name of Person(s) Filing: Vaughan Nelson Investment Management, L.P. (“Vaughan Nelson”) Vaughan Nelson Investment Management, Inc. (“General Partner”)
Item 2(b).	Address of Principal Business Office or, if None, Residence: Both Vaughan Nelson and the General Partner maintain their principal offices at: 600 Travis Street, Suite 6300 Houston, Texas 77002
Item 2(c).	Citizenship: Vaughan Nelson is Delaware limited partnership. The General Partner is a Delaware corporation.
Item 2(d).	Title of Class of Securities: Class A Common Stock
Item 2(e).	CUSIP Number: 460335201
Item 3.
If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)       ☐       Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)       ☐       Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)       ☐       Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)       ☐       Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)       [X]       An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)       ☐       An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)       [X]       A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)       ☐       A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)       ☐       A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)       ☐       Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP 460335201 Page 5 of 7 Pages
Item 4.
Ownership:

By reason of investment advisory relationships with the person who owns the Shares, Vaughan Nelson may be deemed to be the beneficial owner of the reported shares of the Issuer’s class A common stock. Vaughan Nelson Investment Management, Inc., as General Partner of Vaughan Nelson, may be deemed the indirect beneficial owner of the reported shares of the Issuer’s class A common stock. Both Vaughan Nelson and Vaughan Nelson Investment Management, Inc. disclaim beneficial ownership of the reported shares of the Issuer’s class A common stock.

	(a)	Amount beneficially owned 1,477,561
	(b)	Percent of class: 5.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,161,904
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,293,000
(iv) Shared power to dispose or to direct the disposition of: 184,561
Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

Item 6.
Ownership of More than Five Percent on Behalf of Another Person:

Various persons, as investment advisory clients of Vaughan Nelson,  have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class A common stock of the Issuer.  To the knowledge of Vaughan Nelson, no one such person’s interest in the class A common stock of the Issuer is more than five percent of the total outstanding class A common stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable

CUSIP 460335201 Page 6 of 7 Pages
Item 9.	Notice of Dissolution of Group: Not Applicable
Item 10.
Certification:

Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 9th day of February, 2010.

Vaughan Nelson Investment Management, L.P.

By:           /s/ Richard B. Faig
By:           Richard B. Faig
Its:           Chief Compliance Officer

Vaughan Nelson Investment Management, Inc.

By:           /s/ Richard B. Faig
By:           Richard B. Faig
Its:           Chief Compliance Officer

CUSIP 460335201                                                                                                                                                                                                               Page 7 of 7 Pages

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of class A common stock of International Speedway Corporation that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 9th day of  February, 2010.

Vaughan Nelson Investment Management, L.P.

By:           /s/ Richard B. Faig
By:           Richard B. Faig
Its:           Chief Compliance Officer

Vaughan Nelson Investment Management, Inc.

By:           /s/ Richard B. Faig
By:           Richard B. Faig
Its:           Chief Compliance Officer